UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                              JOHNSON OUTDOORS INC.
                                (Name of Issuer)

                      Class A Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   479254 10 4
                                 (CUSIP Number)

                Linda L. Sturino, 4041 North Main Street, Racine,
                        Wisconsin 53402 - (262) 260-4046
      ---------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 14, 2001
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      -------------------------
  CUSIP No. 479254 10 4                                Page 2 of 7 Pages
-----------------------------                      -------------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

                     Samuel C. Johnson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|

                     Not Applicable
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------- --------- ------------------------------------------
                               7      SOLE VOTING POWER
        NUMBER OF
                                               2,471,517(1)(2)
          SHARES
                            --------- ------------------------------------------
       BENEFICIALLY            8      SHARED VOTING POWER

         OWNED BY                              1,135,330(1)

           EACH             --------- ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
        REPORTING
                                               2,471,517(1)(2)
          PERSON
                            --------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER

                                               1,135,330(1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,606,847(1)(2)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |_|

                     Not Applicable
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     44.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Takes into account shares of Class B Common Stock beneficially owned by the reporting person which are convertible into Class A Common Stock on a one share-for-one share basis.
(2) Includes options to acquire shares of Class A Common Stock that are exercisable within 60 days.

Item 1.           Security and Issuer.

                  Class A Common Stock, $.05 par value
                  Johnson Outdoors Inc.
                  1326 Willow Road
                  Sturtevant, Wisconsin  53177

Item 2.           Identity and Background.

                  This statement is being filed by Samuel C. Johnson. Certain information regarding the foregoing person is set forth below.

                  (a)-(b)  Name and Business Address

                           Samuel C. Johnson
                           4041 N. Main Street
                           Racine, Wisconsin  53402

                  (c)      Principal Occupation and Employment

                           None.

                  (d)-(e) During the last five years, the reporting person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship

                           United States

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transaction.

                  The reporting person has no plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the company, or the disposition of securities of the company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the company;

                  (f) Any other material change in the company's business or corporate structure;

                  (g) Changes in the company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any other person;

                  (h) Causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the reporting person is set forth below:

                                                                                                    Percentage of
                                                                                                  Outstanding Shares
     Reporting            Sole Voting and       Shared Voting and           Aggregate                 of Class A
       Person            Dispositive Power      Dispositive Power     Beneficial Ownership           Common Stock
       ------            -----------------      -----------------     --------------------           ------------
Samuel C. Johnson          2,471,517(1)(2)         1,135,330(1)            3,606,847(1)              44.1%(1)(2)(3)

---------------
(1)   Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.
(2)   Includes options to acquire shares of Class A Common Stock that are exercisable within 60 days.
(3)   Based on 6,947,360 shares of Class A Common Stock outstanding on January
      31, 2002 and 1,222,729 shares of Class B Common Stock outstanding on
      January 31, 2002.

                  Mr. Johnson may be deemed to share voting and dispositive power with respect to certain shares with Imogene P. Johnson, Helen P. Johnson-Leipold, JWA Consolidated, Inc. and Johnson Trust Company. Certain information with respect to such persons is set forth below:

             Name and                             Principal Occupation                          Name, Address
         Business Address                            and Employment                        and Principal Business
Johnson Trust Company                                Not Applicable                        Bank and Trust Company
4041 N. Main Street
Racine, WI  53402
State of Organization:  Wisconsin

Imogene P. Johnson                                        None                                      None
4041 N. Main Street
Racine, WI  53402
Citizenship:  United States

Helen P. Johnson-Leipold                  Chairman and Chief Executive Officer             Johnson Outdoors Inc.
4041 N. Main Street                                                                        1326 Willow Road
Racine, WI  53402                                                                          Sturtevant, WI 53177
Citizenship:  United States
                                                                                           Manufacturer and marketer
                                                                                           of recreational products.

JWA Consolidated, Inc.                               Not Applicable                Holding company for purposes of owning
4041 N. Main Street                                                                           stock of Company.
Racine, WI  53402
State of Organization:  Delaware

                  During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (c) On December 14, 2001, Imogene P. Johnson gifted 250 shares of Class A Common Stock to certain persons. Mr. Johnson and Mrs. Johnson have effected no other transactions during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See Item 6 in Amendment No. 4 to Schedule 13D filed on August 18, 1997.

Item 7.           Material to be Filed as Exhibits.

                  Johnson Outdoors Inc. Class B Common Stock Voting Trust [Filed with Amendment No. 4 to Schedule 13D filed on August 18, 1997]

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 6, 2002
                                                    /s/ Samuel C. Johnson
                                                    ----------------------------
                                                    Samuel C. Johnson








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